SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No   ☒

Release  |  Lisbon  |  26 January 2011

Update on PT´s investment in and strategic partnership with Oi

Following the announcement of Portugal Telecom´s (“PT”) investment in and the strategic partnership with Oi, on 28 July 2010, and the extension of the validity of the memorandum of understanding, on 30 October 2010, PT informs that it has signed the definitive sales and purchase, subscription and shareholders agreements with Oi and its controlling shareholders.

With the signing of these agreements in connection with this strategic investment, PT will continue to benefit from scale and geographic diversification in high-growth markets.

PT firmly believes that is able to leverage its successful experience in developing innovative and technologically advanced solutions for corporate customers, fixed-to-mobile convergence, mobile broadband, pay-TV and triple-play to contribute significantly to improve further Oi’s operational and financial performance, considering its strong presence in the Brazilian market and the potential for future growth.

Key terms of the Oi’s transaction

The key transaction terms have been maintained in accordance with the strategic nature of this investment: (1) minimum direct and indirect economic stake in Oi of 22.38%; (2) cash disbursement of R$ 8.32 billion and a maximum EV/LTM EBITDA multiple of 6.3x, and (3) significant corporate governance rights to be attributed to PT, resulting in the proportional consolidation of its direct and indirect stake in TmarPart (25.6%).

The shareholders agreement at the AG/LF level will require a qualified majority, and hence PT’s approval, on the same matters listed in the TmarPart shareholders agreement, which include: (1) amendments to the bylaws; (2) mergers and acquisitions and shareholders agreements; (3) dissolution of the Company or of any of its Relevant Subsidiaries; (4) capital increases or reductions; (5) issuance of any debt securities, and (6) annual budget and investments.

The shareholders agreement contemplates, among other, a lock-up period of five years, and grants PT a right of first refusal over non control sales, a right of first offer and tag-along rights in case of a control sale. According to the TmarPart shareholders agreement, PT will have same rights as the remaining partners at TmarPart level, which include a right of first refusal and a right to purchase TmarPart Shares in the event of a change of control at AG/LF. PT has also granted reciprocal rights, which include a right of first refusal on its sale of shares as well as a call in the event of a change of control of PT.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT’s corporate governance rights will also entitle it to participate in the corporate governance structure of TmarPart and TNL. PT will be entitled to nominate: (1) one member and one alternate member of the Board of Directors of TmarPart and one Director, and (2) two members and two alternate members of the Board of Directors of TNL. PT will also participate in the nomination process of the Chief Executive Officer of Oi and all other Relevant  Subsidiaries, observing existing shareholders’ agreement of TmarPart.

Finally, PT will participate in several management committees in place or to be created in the relevant subsidiaries of TmarPart, including, among others, committees dedicated to finance, human resources, risks and contingencies, and will appoint the President of the Committee of Engineering & Network, Technology & Innovation and Product Offering that will be created as part of the framework agreement.

PT’s investment in Oi will be structured as follows: (1) each of TNL and TMAR will call a capital increase of up to R$ 12 billion, and (2) PT will achieve its 22.38% minimum economic stake through investments in AG (35% stake), LF (35% stake), TmarPart (12.07% stake), TNL (stake to be determined) and TMAR (stake to be determined). Oi has indicated the intention to acquire a stake of up to 10% in PT.

The Oi transaction is expected to close up to the end of March 2011.

Merger of Dedic/GPTI and Contax Participações SA (“Contax”)

Additionally, CTX Participações SA (“CTX”), Contax controlling shareholder, intends to incorporate Dedic/GPTI through the merger of both contact centre, IT and BPO operations. This integration will: (1) allow the generation of substantial synergies, thus benefiting all shareholders of Dedic/GPTI and Contax, and (2) allow PT to crystallise the value of Dedic/GPTI.

Contax is one of the leading corporate services company and the leader in contact centre services in Brazil. Contax is an SEC registered publicly quoted company and had revenues and EBITDA of R$ 2,344mn and R$ 336mn, respectively, for the last twelve months ending September 2010.

The Dedic/GPTI and Contax merger is to be implemented as follows: (1) Contax to acquire Dedic/GPTI from PT, through a share swap, at a proposed exchange ratio of 0.0363 Contax shares for each Dedic/GPTI share maintaining the current ON/PN share ratio; (2) joint acquisition of a 44.2% stake in CTX, owned by BNDES, Previ, Funcef and Petros for R$ 316 mn, by AG Telecom (R$ 100 mn), LF Tel (R$ 100 mn) and PT (R$ 116 mn); (3) PT to subscribe a capital increase in CTX, using Contax’s ON shares, in order to reach a final 19.9% direct stake in CTX; (4) CTX to acquire R$ 49.7 mn in Contax shares held by PT; (5) Contax to repay R$ 162.6 mn (estimated value as at 31 December 2010) intercompany loans that Dedic/GPTI has with PT, and (6) PT is free to monetise the remaining Contax PN shares received, currently worth R$ 86 mn, according to market prices.

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According to Brazilian securities regulation governing transactions an independent committee will be created to analyse the proposed exchange ratio and make a recommendation to Contax’s Board of Directors.

As a result of this transaction, PT will consolidate 44.4% and hold a 19.9% direct stake of CTX, representing a 19.5% economic stake in Contax. PT also expects to receive a net cash inflow of R$ 0.2 billion.

According to the CTX shareholders agreement, PT will have similar rights to the ones granted in AG/LF Shareholders Agreements, as described above.

The transaction of Dedic/GPTI with CTX and Contax is expected to close in early May 2011.

PT will disclose additional information on this matter whenever it deems necessary.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 26, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.